Exhibit 12.1

O’Reilly Automotive, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six months ended June 30,		Fiscal Year
	2017		2016		2015		2014		2013		2012
Earnings
Income before income taxes	$821,550		$1,637,191		$1,460,366		$1,222,182		$1,058,942		$941,521
Fixed charges	111,821		208,737		177,655		171,641		163,290		135,495
Less: Capitalized interest	(4,095)		(7,933)		(7,423)		(11,480)		(10,644)		(6,064)
Adjusted earnings	$929,276		$1,837,995		$1,630,598		$1,382,343		$1,211,588		$1,070,953

Fixed charges
Interest expense	$43,276		$76,982		$62,954		$63,188		$58,164		$44,909
Amortization of debt issuance costs	1,050		1,882		1,598		1,582		1,554		1,355
Interest portion of rent expense	67,496		129,873		113,103		106,871		103,572		89,232
Total fixed charges	$111,821		$208,737		$177,655		$171,641		$163,290		$135,495

Ratio of earnings to fixed charges	8.3	x	8.8	x	9.2	x	8.1	x	7.4	x	7.9	x